NEWS RELEASE

Crosshair Announces Delay of Annual General Meeting to December 18, 2009

Dated: November 6th, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) announces that it has received Toronto Stock Exchange (“TSX”) approval to hold its annual general meeting (“AGM”) on December 18, 2009, outside of the TSX requirement that a company hold an annual general meeting within six months of its year end.

Crosshair was evaluating several transactions that may have required shareholder approval and chose to delay the holding of its AGM rather than incur the costs of holding multiple shareholder meetings in short succession. The Company has procured a suitable transaction in the previously announced concurrent private placements with Byron Securities Limited of up to $4 million (which does not require shareholder approval) and subsequent to the announcement of this transaction the Company set its AGM date as December 18, 2009. The Company was of the view that the potential cost savings to the Company benefited shareholders more than having its AGM within six months of the Company’s year end.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.